FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               04 March 2003


                         Purchase of Own Securities



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Purchase of Own Securities



4th March 2003



                                    CRH plc

                            -----------------------

CRH plc announces that a proposal will be submitted to the Company's shareholders, at the Annual General Meeting to be held on 7th May 2003, for the Company to be generally authorised to purchase up to 10% of its Ordinary shares.

The Directors do not have any current intention of exercising this authority.




Contact

Angela Malone

Company Secretary

Tel: 00 3531 6344340


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:4 March 2003



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                    Finance Director Designate